INDE GOLD PROJECT

OPTION AGREEMENT

THIS AGREEMENT is made as of the 7th day of November, 2003,

BETWEEN:

AMARC EXPLORACIONES MINERAS, S.A. de C.V., a company incorporated under the laws of Mexico

(hereinafter called "Amarc")

OF THE FIRST PART

AND:

BUGAMBILIAS, S.A. de C.V., a company incorporated under the laws of Mexico

(hereinafter called "Bugambilias")

OF THE SECOND PART

WHEREAS Amarc has been granted an option to purchase certain mineral interests located in Mexico (the "Properties") and has agreed to grant an option to Bugambilias to earn an interest in Amarc's rights and interests in the Properties on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of

Bugambilias' agreement hereunder to make a payment of US$125,000 to the Properties' owner and to expend not less than CDN$100,000 on exploration of the Properties as set forth herein, and the covenants and agreements hereinafter set forth , Amarc does hereby grant to Bugambilias the Options herein described on the terms and conditions set forth herein.

PART 1

DEFINITIONS

1.1                "Affiliate" means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a party. The term "control" as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

1.2                "Effective Date" means the date first above-written, being the date this Agreement is executed by each of the parties hereto.

1.3                "Expenditures" means all direct and indirect expenses reasonably incurred on or in connection with the Properties, with a view to their exploration and development, together with any and all costs, fees, and expenses that may be paid to obtain a Feasibility Study or other engineering or other studies or reports on or with respect to the Properties. For greater certainty Expenditures shall include without limitation the costs, fees and expenses of (i) obtaining and maintaining title (ii) conducting geological, geochemical, geophysical, and environmental reviews and obtaining necessary authorizations and permits; (iii) reasonable charges by Bugambilias for services provided by geologists or others in the employment of, or contracted by, Bugambilias in evaluating the Properties; and (iv) a fee equal to 10% of all Expenditures; provided that in the case of individual contracts or invoices greater than US$100,000 but less than US$200,000, such fee shall be 7.5% of such contract or invoice, and in the case of individual contracts or invoices greater than US$200,000 the fee shall be 5% of such contract or invoice.

1.4                "First Option" means the option granted by Amarc hereunder entitling Bugambilias to acquire a 51% of Amarc's interests in the Properties.

1.5                "Force Majeure" means any cause beyond Bugambilias' reasonable control, including law or regulation, action or inaction of civil or military authority, interference by Natives, Native rights groups, environmentalists or other activists, inability to obtain any licence, permit or other authorization that may be required, unusually severe weather, fire, explosion, flood, insurrection, riot, labour dispute, inability after diligent effort to obtain workmen or material, delay in transportation and acts of God, but not including lack of funds.

1.6                "Joint Venture" means the ongoing joint Operations and development of the Properties pursuant to the contractual joint venture which will be formed by the parties pursuant to Part 10.

1.7                "Joint Venture Agreement" means an agreement in the form of model joint venture agreement developed by the Rocky Mountain Mineral Law Foundation which is to be negotiated on the general terms set out in Part 10 and entered into by the parties hereto, or their successors and permitted assigns, upon the exercise of the First Option or the Second Option, as the case may be.

1.8                "Operations" includes any and every kind of work which Bugambilias, prior to the entering into of the Joint Venture, in its sole discretion elects to do or to have done on or in respect of the Properties or the products derived therefrom and all Expenditures in respect of or incidental to such work.

1.9                "Options" means collectively the First Option and the Second Option.

1.10               "Owner" means Comercializadora Y Arrendadora Parral, S.A. de C.V., the owner of the Properties, who is the Optionor in the Underlying Agreement.

1.11               "Properties" means the mineral concessions and other interests described in Schedule A to this Agreement, all of which are located in Municipality of Indé, State of Durango and any other mining rights, titles or interests or other forms of tenure which may replace the same.

1.12               "Second Option" means the option granted by Amarc hereunder entitling Bugambilias to acquire a further 19% of Amarc's interests in the Properties upon Bugambilias having exercised the First Option.

1.13               "Underlying Agreement" means collectively the mining exploration agreement with purchase option dated March 13, 2002, as amended August 22, 2002, September 6, 2002 and November 28, 2002, copies of each of which are attached hereto as Schedule B.

1.14               "Underlying Royalty" means the 4% net smelter return in respect to the Unification Paco property and the Discordia property referred to on Schedule "A" and in the Underlying Agreement.

1.15                Attached to and forming part of this Agreement are the following Schedules:

Schedule A	-	Properties
Schedule B	-	Underlying Agreement

PART 2

OPTIONS

2.1                Amarc hereby grants to Bugambilias the sole and exclusive right and option (the "First Option") to acquire a 51% interest in Amarc's interests in the Properties as well as in any other mineral interests which Amarc now has or may hereafter acquire by operation of the Underlying Agreement, such 51% interest to be free and clear of all liens, charges, encumbrances, security interests and adverse claims arising from or through Amarc, and subject always to the requirements of the Underlying Agreement and laws applicable to the Properties. In order to exercise the First Option, Bugambilias must meet the specific requirements of Part 4 hereof as well as the other general requirements of this Agreement.

2.2                Providing Bugambilias exercises the First Option, Amarc hereby grants to Bugambilias the sole and exclusive option (the "Second Option") to acquire a further 19% interest in Amarc's interests in the Properties as well as in any other mineral interests which Amarc now has or may hereafter acquire by operation of the Underlying Agreement, such 19% interest to be free and clear of all liens, charges, encumbrances, security interests and adverse claims arising from or through Amarc, and subject always to the requirements of the Underlying Agreement and laws applicable to the Properties. In order to exercise the Second Option, Bugambilias must meet the specific requirements of Part 4 hereof as well as the other general requirements of this Agreement.

2.3                Subject to §7.3, Amarc hereby grants to Bugambilias, its servants, agents and independent contractors, during the currency of the Options, the sole and exclusive right and option to:

(a)	enter upon and have immediate access to the Properties;

(b)	carry out Operations on the Properties as Bugambilias may in its sole discretion determine;

(c)	bring and install on the Properties and remove from time to time such buildings, plant, machinery, equipment, tools, appliances and supplies as Bugambilias may deem necessary; and

(d)	remove from the Properties reasonable quantities of rocks, ores, minerals and metals and to transport same for the purpose of sampling, testing and assaying.

PART 3

TITLE TRANSFER

3.1                Upon Bugambilias exercising either the First Option or the First and Second Option, then Amarc shall execute such documentation as Bugambilias may prepare and reasonably request be executed under the laws of Mexico to record to the extent possible, the respective interests of each of the parties in the Properties.

PART 4

EXPENDITURE AND PAYMENT REQUIREMENTS TO EXERCISE THE OPTIONS

4.1                In order to exercise the First Option, but with respect to §4.1(a)(ii) and (iii) subject to §4.2, Bugambilias must:

(a)	by the dates indicated, incur or cause to be incurred, Expenditures of not less than CDN$2,2 million on the Properties on or before the third anniversary of this Option Agreement of which:

	(i)	CDN$100,000 must be spent by the first anniversary of this Option Agreement (the "Initial Program");

	(ii)	a further CDN$500,000 must be spent by the second anniversary of this Option Agreement;

	(iii)	a further CDN$1,600,000 must be spent by the third anniversary of this Option Agreement; and

(b)	immediately assume all the obligations and be responsible for the terms of the Underlying Agreement including the making of all cash payments owing to the Owner as follows:

	Timing/Date	Amount

(i)	December 13, 2003	US $125,000

(ii)	June 13, 2004	US $125,000

(iii)	December 13, 2004	US $125,000

(iv)	June 13, 2005	US $125,000

(v)	December 13, 2005	US $125,000

(vi)	June 13, 2006	US $3,000,000

4.2                Amarc agrees to waive the requirements to make the Expenditures set forth in §4.1(a)(ii) and (iii) in the event that Bugambilias negotiates the extinguishment, without prejudice to or diminution of any other right of Amarc in connection with the Properties or the Underlying Agreement, of the cash payments required under the Underlying Agreement.

4.3                In order to exercise the Second Option to earn a further 19% interest in Amarc's interest in the Properties, Bugambilias must within 60 days of exercising the First Option give notice to Amarc of its intention to exercise the Second Option and then fund and complete within three years of such notice:

(a)	a further US $2,000,000 in Expenditures on the Properties; or

(b)	have completed an industry standard feasibility study completed by an internationally recognized, third party engineering firm.

4.4                In the event that Bugambilias negotiates the extinguishment of the Underlying Royalty without prejudice to or diminution of any other right of Amarc in connection with the Properties or the Underlying Agreement, Amarc agrees to waive the requirements of §4.3 and Bugambilias shall be deemed to have exercised the Second Option to earn an additional 19% interest in Amarc's interest in the Properties. If the negotiations contemplated by §4.2 or this §4.4 result in a circumstance where the Owner has agreed to an extinguishment of the Underlying Royalty or payments required by the Underlying Agreement in consideration of a promise of future consideration from Bugambilias (or any assignee or successor thereof) then Amarc will be deemed to have suspended, but not waived, Bugambilias' requirements under §4.1(a)(ii) and (iii) and §4.1(b)(ii) to (vi) and §4.3 but should Bugambilias fail to make any such deferred payment when required, then Bugambilias shall be deemed to have forfeited its interest in this Agreement and in the Properties. Bugambilias is hereby authorized to discuss amendments to the Underlying Agreement with the Owner but shall not propose any written agreements or amendments in furtherance thereof without consulting with Amarc and obtaining Amarc's prior written consent so as to ensure that Amarc's relationship with the Owner is not in any way prejudiced. In any event, Bugambilias shall provide, on an ongoing basis, both before and after such negotiations, copies of all correspondence and other communications between it and the Owner to Amarc and shall at all times and in good faith keep Amarc fully apprised of such negotiations. Any such agreement with the Owner or amendment to the Underlying

Agreement must have a provision that permits Amarc to have a period of not less than 60 days to assume Bugambilias' position with respect to such agreement or amendment in order to correct any default of Bugambilias thereunder if Amarc determines it is able to do so.

4.5                In the event that Bugambilias becomes a publicly listed company or Bugambilias transfers its interest in the Properties and this Agreement to a third party which is publicly traded company and for which the Properties represents at least one-third of the of the fair value of the mineral property interest of that company ("Pubco"), then Amarc will also receive from Bugambilias or Pubco, as the case may be, a share purchase warrant exercisable into 300,000 shares of common equity of Pubco or Bugambilias with the exercise price set at the prevailing market price of Pubco or Bugambilias immediately prior to the public announcement of such transfer (or upon listing, if Bugambilias) and which warrant shall be exercisable for a period of two years from the effective date of transfer of Bugambilias' rights to the Pubco or the date that Bugambilias commences trading on a recognized stock exchange. In the event of a transfer by Bugambilias to any other party, then Amarc shall receive 5% of all consideration paid to Bugambilias by such party (or any subsequent transferee or successor-in-interest to the Property ) at the same time and in the same form as the consideration is paid to Bugambilias. Amarc shall be entitled to require that any such consideration be paid directly by such transferee(s) and that a covenant to this effect by such transferee(s) be included in any applicable transfer document.

PART 5

OBLIGATORY EXPENDITURES AND PAYMENTS

5.1                Bugambilias agrees that notwithstanding the optional nature of its requirements hereunder, the first year Expenditure of CDN$100,000 referred to in §4.1(a)(i) and the US$125,000 payment to be made to the Owner on December 13, 2003 referred to in §4.1(b)(i) are legal obligations of Bugambilias on execution hereof and are in no event optional. In the event Bugambilias fails to complete the initial Expenditure of CDN$100,000 by April 13, 2004, it shall also be obligated to make the additional US$125,000 payment due to the Owner on June 13, 2004, notwithstanding anything else in this Agreement.

PART 6

ACCELERATION AND FORCE MAJEURE

6.1                 Bugambilias may pre-pay any or all of the payments contemplated by §4.1(b) and may accelerate any or all of the Expenditures contemplated by §4.1(a) . Bugambilias may at any time and from time to time pay to Amarc money in lieu of incurring Expenditures under §4.1(a), in which event Bugambilias shall be deemed to have incurred Expenditures in the same amount as the amount of any such payment. Any excess payments or Expenditures incurred in any calendar year will be carried forward and applied as a credit against the payment or Expenditures, as the case may be, to be made in the next succeeding year or years.

6.2                If from time to time Bugambilias is prevented by Force Majeure from incurring Expenditures in the amounts and times provided in §4.1(a), then Bugambilias shall have such additional time as is reasonable in the circumstances to incur Expenditures in such amounts and times, the amount of such additional time not to exceed the duration of the Force Majeure. Force Majuere shall not apply with respect to any of the payments to the Owner contemplated by §4.1(b) hereof.

PART 7

PERFORMANCE OF WORK

7.1                In exercising its rights hereunder Bugambilias shall comply with all applicable laws, rules and regulations and shall carry out Operations in a good and miner-like manner in accordance with all governmental regulations and restrictions applicable to Bugambilias and the Properties.

7.2                Bugambilias shall indemnify and save harmless Amarc and its Affiliates as well as the officers, directors and shareholders of Amarc and its Affiliates (collectively, the "Indemnified Parties"), from and against any and all claims, debts, demands, suits, actions and causes of action whatsoever which may be brought or made against Amarc by any person, firm or corporation and all loss, cost, damages, expenses and liabilities which may be suffered or incurred by Amarc arising out of or in connection with or in any way referable to, whether directly or indirectly, the entry on, presence on, or activities on the Properties or the approaches thereto by Bugambilias or its servants or agents including without limitation bodily injuries or death at any time resulting therefrom or damage to Properties, unless and to the extent due to the negligence or wilful misconduct of the Indemnified Parties or their servants or agents.

7.3                Amarc shall at all reasonable times during the currency of the Option have access to the Properties on reasonable notice to Bugambilias, provided that Amarc shall not interfere with Bugambilias' operations hereunder and that Bugambilias shall be under no liability to Amarc for any personal injuries including death or for any damage to the Properties of Amarc unless such injury or damage is due to the gross negligence or wilful default of Bugambilias, its servants or agents.

7.4                Bugambilias will provide to Amarc comprehensive quarterly reports with applicable data and an annual technical report by January 31 of each year, in each case summarizing the work conducted and the results obtained during the period covered thereby including its interpretation or analysis of such information in such reports. Each party shall hold such information and data in confidence pursuant to Part 15.

PART 8

VESTING OF INTEREST

8.1                Upon Bugambilias complying with the requirements to exercise either the First Option or the First Option and Second Option, Bugambilias may elect within the time required for such Options, to provide a written notice to Amarc exercising the First Option or the First Option and Second Option, as the case may be.

8.2                Nothing herein shall be construed as requiring Bugambilias to provide Amarc with notice of exercise as contemplated by §8.1.

8.3                Bugambilias acknowledges that any vesting of its interest in the Underlying Agreement and the Properties is expressly subject to the consent requirements pursuant to Section 14 to the Underlying Agreement and that any interest acquired is subject to all the other rights and obligations contemplated by the Underlying Agreement until such time as all terms thereof have been fulfilled.

PART 9

DEFAULT AND TERMINATION

9.1                Except for the provisions hereof expressly stated to be not optional, each of the other requirements of Part 4 are optional and Bugambilias may terminate the Options at any time after it has duly completed such obligatory Expenditures and payments. Such termination shall only be effective upon delivery of written notice to Amarc in accordance with Part 13. In no event may Bugambilias terminate this Agreement unless it does so with at least 60 days remaining prior to the date of the next payment due to the Owner under the Underlying Agreement. Termination of this Option shall not relieve Bugambilias from the requirements to provide an indemnification in accordance with §7.2 and to reclaim the Properties in connection with any of its Expenditures or Operations and to duly discharge all employees, contractors, servants or agents who have any right to claim against or place a lien or other encumbrance on the Properties.

9.2                Amarc may terminate this Agreement immediately in the event that Bugambilias fails to make any payment to the Owner by the dates herein required and may also terminate this Agreement on 30 days' written notice in the event of a breach of any other term or condition of this Agreement by Bugambilias which breach is not corrected within 30 days of the written notice which describes such breach in reasonable detail.

9.3                If this Agreement is terminated other than through entering into of the Joint Venture Agreement, then Bugambilias shall:

(a)	forthwith discharge all amounts owing to third parties in connection with its Operations;

(b)	within 180 days deliver to Amarc copies of all reports, maps, plans, photographs and drill logs of Bugambilias relating to the Properties, provided that Bugambilias does not make any representation or warranty concerning the accuracy or completeness thereof;

(c)	within the said 180 days remove from the Properties any machinery, buildings, structures, facilities, equipment and all other Properties of every nature and description erected, placed or situated thereon by Bugambilias; any Properties not so removed at the end of the 180 day period shall, at the written option of Amarc delivered to Bugambilias, become the Properties of Amarc; and

(d)	within the said 180 days leave the working and camp site in a clean and environmentally acceptable condition in accordance with all laws applicable to the Properties.

9.4                If Bugambilias is prevented from or delayed in performing its obligations in §9.3(c) or §9.3(d) by Force Majeure, the relevant period of 180 days referred to therein shall be extended by the period of Force Majeure.

PART 10

FORMATION OF JOINT VENTURE

10.1               Immediately upon Bugambilias providing Amarc with a valid notice of exercise of the First Option or First Option and Second Option as contemplated by §8.1, then the parties shall be deemed to have associated themselves into a joint venture and shall negotiate in good faith the comprehensive terms of the Joint Venture Agreement upon the general terms as follows:

(a)	Bugambilias shall have a 51% or 70% participating interest and Amarc shall have a 49% or 30% interest, as the case may be;

(b)	joint operations shall be conducted on the Properties under the direction of a management committee which shall have representatives of each participating party and which will decide matters by voting upon them in accordance with their respective participating interests;

(c)	Bugambilias shall be deemed the operator of the Joint Venture and shall be entitled to a reasonable fee for acting as operator respecting which its fee shall be adjusted so that the operator neither enjoys a profit nor suffers a loss as a consequence of acting as same. The operator shall be vested with the duties and authorities generally applicable to operators and may be removed for good cause or in the event another party acquires a larger participating interest in the Joint Venture than does the operator;

(d)	the Properties shall, if required under Mexican law, be registered in the name of the operator which shall hold the Properties in trust for the parties in accordance with the terms of the Joint Venture Agreement;

(e)	the parties shall have the opportunity to elect to participate in one or more management committee approved exploration and development programs annually for a period of 15 days after such program is adopted by the management committee and shall have a minimum of 30 days thereafter to fund the operator's reasonable cash calls to carry out such programs;

(f)	a party which elects not to contribute to a program shall have its participating interest diluted on a straight-line basis based at any time upon the ratio of a participant's Expenditures to the deemed aggregate Expenditures of all of the participants on the date the Joint Venture is formed and thereafter. The initial deemed Expenditures of the participants shall be based upon Amarc's historical cost of Cdn$2.4 million which shall be Amarc's deemed expenditures. Bugambilias' deemed initial Expenditures shall be that figure which is determined when Cdn$2.4 million is divided by Amarc's participating interest and that figure multiplied by Bugambilias' participating interest; and accordingly, the following would be the deemed participating expenditures and interests:
Bugambilias		Amarc		Total Deemed Initial Expenditures of the Parties
Interest	Deemed Initial Expenditures	Interest	Deemed Initial Expenditures
70%	$5.6M	30%	$2.4M	$8M
51%	$2.5M	49%	$2.4M	$4.9M

(g)	a participant which either fails to contribute to a program in which it has elected to participate or twice elects not to participate in an approved program, shall no longer be entitled to participate in future programs and shall suffer dilution of its interest. Any participant diluted to 10% or less shall be deemed to have converted its participating interest into a 5% net profits interest ("NPI") on terms as are generally defined by the Joint Venture Agreement.

10.2               The Joint Venture Agreement will supersede this Agreement, provided that the provisions of §7.2 as well as all rights and liabilities of each party in existence on the date on which the Joint Venture Agreement is entered into shall continue thereafter.

10.3               In the event the parties are unable to negotiate the terms of the Joint Venture Agreement, the parties agree to refer the determination of the terms of such Agreement to binding arbitration as contemplated by §16.7.

PART 11

ASSIGNMENT

11.1               Bugambilias shall have a one-time right, without restriction to assign, transfer, convey or otherwise dispose of all its rights and interests hereunder, provided that: (i) the assignee shall execute a counterpart of this Agreement and thereby agree to be bound by the contractual terms hereof in the same manner and to the same extent as though a party hereto in the first instance; and (ii) Bugambilias shall not be relieved or discharged of any of its obligations or liabilities hereunder and the other parties may continue to look to it for the performance thereof. After an initial assignment, any further assignments by such assignee shall be subject to mutual right of first refusal provided in Part 12.

11.2               Subject to §11.1 and Part 12, each party shall have the right to assign, transfer, convey or otherwise dispose of all of its rights and interests in this Agreement and the Properties, provided that (i) the assignee shall execute a counterpart of this Agreement and thereby agree to be bound by the contractual terms hereof in the same manner and to the same extent as though a party hereto in the first instance; and (ii) the assignor shall not be relieved or discharged of any of its obligations or liabilities hereunder and the other parties may continue to look to it for the performance thereof.

PART 12

RIGHT OF FIRST REFUSAL

12.1                Subject to §11.1, if either party should desire to sell all of its interest in this Agreement or the Properties, such party shall first offer such interest to the other. Any such offer shall be stated in money value (and if, in the event a proposed offer includes non-cash consideration from a third party, such other consideration shall be fairly valued and stated in money) and shall provide for a closing date at least 60 and not more than 90 days from the date of notice of the offer. The party receiving such notice of offer shall have a 30-day period to elect whether to purchase the offered interest on the terms set forth in the offer. Upon the expiry of the 30-day period, the offering party shall thereafter be free to dispose of the offered interest for a period of up to 90 days on terms no less favourable to the offering party than were offered to the receiving party. Offers shall be made, and shall be accepted, only for a party's entire interest and may not be offered nor purchased pursuant to this provision on an "in part" or "from-time-to-time" basis. If the offering party does not conclude a sale of its offered interest within the 90-day period, the offered interest shall thereafter again be subject to the right of first refusal contemplated hereby.

PART 13

NOTICES

13.1               All notices and other required communications ("Notices") to one of Bugambilias or Amarc by the other shall be in writing and shall be addressed respectively as follows:

(a)	if to Bugambilias:

Bugambilias S.A. de C.V. Avenida Trece No. 100
Colonia, Bugambilias, Hermosillo, Sonora C.P. 83140

Telecopier: 52 662 215 8622 Attention: Ing. Porfirio Padilla Lora

(b)	if to Amarc:

Amarc Exploraciones Mineras, S.A. de C.V. c/o Suite 1020 – 800 West Pender Street Vancouver, British Columbia, V6C 2V6

Telecopier: (604) 684-8092 Attention: President

All Notices shall be given (1) by personal delivery to the addressee, or (2) by facsimile communication, with a confirmation sent by registered or certified mail return receipt requested, or by commercial carrier or (3) by registered or certified mail return receipt requested, or commercial carrier. All Notices shall be effective and shall be deemed delivered (1) if by personal delivery on the date of delivery if delivered during normal business hours and, if not delivered during normal business hours, on the next business day following delivery, (2) if by electronic communication on the next business day following receipt of the electronic communication, and (3) if solely by mail on the 7th business day after actual mailing. A party may change its address by Notice properly given to the other party.

PART 14

REPRESENTATIONS AND WARRANTIES

14.1               Amarc represents and warrants to Bugambilias that:

(a)	Amarc has not entered into and is not aware of any other agreements in respect of the Properties except the Underlying Agreement;

(b)

the mineral interests comprised in the Properties have, to the best of Amarc's knowledge been duly and validly staked, recorded and issued pursuant to all applicable laws and regulations in Mexico and to the best of its knowledge are in good standing;

(c)	to the best of Amarc's knowledge all rentals, taxes, duties, royalties, assessments, charges or fees and other assessments and levies pertaining to the Properties and required to be paid by law or regulation have been fully paid as of the Effective Date;

(d)	to the best of Amarc's knowledge; the Underlying Agreement are legal, valid, binding and enforceable agreement in full force and effect; there has been no default by any party under the terms the Underlying Agreement; no notice of termination of or default or failure under the Underlying Agreement has been given by any party thereto; Amarc has made all to the Owner required by the Underlying Agreement to be paid up to the Effective Date; Amarc has done all such other things as may be required to preserve Amarc's rights provided by the Underlying Agreement; Amarc has not assigned any of the Underlying Agreement and Amarc is entitled to the full benefits thereof;

(e)	to the best of Amarc's knowledge, there are not any suits, actions, prosecutions, investigations or proceedings, actual, pending or threatened, against or affecting Amarc that relates to or has an adverse effect on the Properties;

(f)	subject to the consent requirement of Section 14 of the Underlying Agreement, Amarc has full power and absolute authority to grant to Bugambilias the rights provided in this Agreement;

(g)	this Agreement constitutes a legal, valid and binding obligation of Amarc;

14.2               Bugambilias represents and warrants to Amarc that:

(a)	the execution and delivery of this Agreement and the exercise by Bugambilias of the rights granted to it under this Agreement will not conflict with or result in a breach of or default under any agreement or other instrument of obligation to which Bugambilias is a party or by which it may be bound;

(b)	this Agreement constitutes a legal, valid and binding obligation of Bugambilias;

(c)	Bugambilias has all necessary permits and authorizations under applicable law to carry on Operations; and

(d)	Bugambilias is not insolvent.

14.3               The representations and warranties contained in §14.1 are provided for the exclusive benefit of Bugambilias and a breach of any one or more of them may be waived by Bugambilias in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

14.4                The representations and warranties contained in §14.2 are provided for the exclusive benefit of Amarc and a breach of any one or more of them may be waived by Amarc in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

PART 15

CONFIDENTIALITY

15.1                Subject to §15.2 all information received or obtained by Bugambilias or Amarc hereunder or pursuant hereto shall be kept confidential and no part thereof may be disclosed or published without the prior written consent of the other except such information as may be required to be disclosed or published by law or regulation; provided that either party may disclose information to any person or persons with whom it proposes to contract pursuant to §11.2 and have agreed to hold the same in confidence, it being agreed that prior to such disclosure, the non-disclosing party shall receive notice thereof and a copy of the confidentiality agreement executed by the person or persons with whom the disclosing party proposes to contract pursuant to §11.2.

15.2                Confidential information shall not include the following:

(a)	information that, at the time of disclosure, is in the public domain;

(b)	information that, after disclosure, is published or otherwise becomes part of the public domain through no fault of the recipient;

(c)	information that the recipient can show already was in the possession of the recipient at the time of disclosure;

(d)	information that the recipient can show was received by it after the time of disclosure, from a third party who was under no obligation of confidence to the disclosing party at the time of disclosure.

15.3                Except as required by law or regulatory authority, neither party shall make any public announcements or statements concerning this Agreement or the Properties without the prior approval of the other, not to be unreasonably withheld.

15.4                The text of any public announcements or statements including news releases which a party intends to make pursuant to the exception in §15.3 shall be made available to the other party not less than 24 hours prior to publication and the disclosing party shall limit or amend such disclosure as may be requested by the non-disclosing parties to the extent such limitation or amendment allows the disclosing party to meet its legal obligations. If Amarc or its Affiliates (including parent corporations) are identified in such public announcement or statement it shall not be released without the consent of Amarc in writing. Neither party may issue a release containing a factual error identified by the other party.

PART 16

MISCELLANEOUS

16.1                Applicable Law. This Agreement shall be interpreted in accordance with the laws of the Province of British Columbia and shall be enforceable in the Courts of such Province. The parties acknowledge that the rights of the parties under this Agreement are subject to the laws of Mexico and the Underlying Agreement.

16.2                Entire Agreement. This Agreement terminates and replaces all prior agreements, either written, oral or implied, between Bugambilias and Amarc with respect to the Properties and the Underlying Agreement and constitutes the entire agreement between the parties with respect to the Properties and the Underlying Agreement.

16.3                Recording. This Agreement shall not be recorded. To the extent practicable, the parties agree to execute and register with the Mexican Department of Mines a Notice of this Agreement in the applicable form hereto to provide notice to third parties of the Options and of the respective rights and interests of the parties in and to the Properties.

16.4                Void or Invalid Provision. If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable shall continue in full force and effect and in no way be affected, impaired or invalidated thereby. In such event, the parties agree to negotiate a replacement term, provision, covenant or condition of this Agreement with one, having insofar as lawfully possible, the same economic effect on the parties as the invalid, void or unenforceable term, provision, covenant or condition which is hereby severed herefrom.

16.5                Further Documents and Assurances. The parties shall do and perform, without delay or request for further consideration, all such acts and shall execute such documents and assurances as may be reasonably required by the other party to effect the terms of this Agreement.

16.6                Time of the Essence. Time is of the essence hereof.

16.7                Arbitration. Insofar as lawfully possible, the parties agree to refer all disputes which may arise in connection with this Agreement to binding arbitration pursuant to the Commercial Arbitration Act of the Province of British Columbia. The parties agree that the venue of such arbitration shall be Vancouver, British Columbia and the arbitrator shall be a mining engineer with experience in Mexico.

16.8                Binding Effect. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. and year first above written.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed the date first above-written.

BUGAMBILIAS, S.A. de C.V.

Per:
Authorized Signatory

Per:
Authorized Signatory

AMARC EXPLORACIONES MINERAS, S.A. de C.V.

Per:
Authorized Signatory

Per:
Authorized Signatory

SCHEDULE "A"

PROPERTIES

Name of Claim	Title Number	Area	Type of Concession
1. Unificacion Paco	204514	240.5809 Has.	Exploitation
2. La Discordia	215091	3.5844 Has.	Exploitation
3. El Matracal	214123	26.636 Has.	Exploitation
4. E; Emgano	162522	4.00 Has.	Exploitation
5. La Terrible	181004	4.00 Has.	Exploitation